# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9140

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 381,294,546; shared voting power 0; sole dispositive power 381,294,546; shared dispositive power 0; aggregate amount beneficially owned 381,294,546 (88.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Amendment No. 9 (this "Amendment No. 9") amends and supplements the Schedule 13D originally filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on July 30, 2025 ("Amendment No. 1"); Amendment No. 2 to the Schedule 13D filed on November 13, 2025 ("Amendment No. 2"); Amendment No. 3 to the Schedule 13D filed on November 18, 2025 ("Amendment No. 3"); Amendment No. 4 to the Schedule 13D filed on December 5, 2025; Amendment No. 5 to the Schedule 13D filed on December 29, 2025 ("Amendment No. 5"); Amendment No. 6 to the Schedule 13D filed on January 7, 2026 ("Amendment No. 6"); Amendment No. 7 to the Schedule 13D filed on March 18, 2026 ("Amendment No. 7"); and Amendment No. 8 to the Schedule 13D filed on June 10, 2026 ("Amendment No. 8" and, together with the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7, the "Schedule 13D, as amended"), relating to the ordinary shares, nominal value TRY 0.20 per share (the "Ordinary Shares"), of D-MARKET Electronic Services & Trading (the "Issuer"), including such Ordinary Shares as are represented by American depositary shares (the "ADSs"), with each ADS representing one Ordinary Share, which are listed on the Nasdaq Global Select Market under the symbol "HEPS." Except as specifically provided herein, this Amendment No. 9 does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

On September 8, 2026, the Issuer registered an increase of its nominal share capital from TRY 72,368,116.80 to TRY 86,653,816.80 with the Istanbul Trade Registry. The Reporting Person exercised its pre-emptive right as an existing shareholder of the Issuer and subscribed for an additional 71,428,500 Ordinary Shares for an aggregate subscription price of TRY 9,321,419,250.00 (the "Subscription").

The source of funding for the Subscription was the working capital of the Reporting Person.

On September 10, 2026, the Reporting Person entered into a share purchase agreement with VR Global Partners, L.P. (the "Seller"), pursuant to which the Reporting Person agreed to purchase from the Seller, and the Seller agreed to sell to the Reporting Person, 19,547,401 ADSs representing 19,547,401 Ordinary Shares of the Issuer at a purchase price of USD 2.95 per ADS, for an aggregate purchase price of USD 57,664,832.95 (the "VR Purchase Agreement"). Closing of the transaction contemplated by the VR Purchase Agreement is expected to occur on or around September 14, 2026.

The source of funding for the transaction is expected to be the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 9 is incorporated by reference into this Item 4.

The disclosure in Item 4 of the Schedule 13D, as amended, is hereby amended by replacing the last paragraph of that item with the following:

The Reporting Person is the controlling shareholder of the Issuer. As of the date of this filing, Mikheil Lomtadze, Yuri Didenko, Sandro Berdzenishvili, Pavel Mironov and Tengiz Mosidze, each of which are employees of the Reporting Person, serve as directors of the Issuer. In their capacity as directors of the Issuer, such individuals take an active role in working with the Issuer's management on operational, financial and strategic initiatives.

Other than as described above or in Item 6, the Reporting Person has no present plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person expects to evaluate the Issuer's financial condition and prospects and its interest in the Issuer on an ongoing basis. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate based on any such evaluation.

The Reporting Person reviews its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, price levels of the Issuer's securities, the Issuer's response to the matters to be discussed with the Reporting Person, actions taken by management and the Board, the Reporting Person's overall investment strategies, liquidity requirements, other investment opportunities available to the Reporting Person, applicable legal and regulatory constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Person may, from time to time and at any time, in the future purchase additional securities of the Issuer or dispose of some or all of their securities of the Issuer, in the open market, in private transactions or otherwise, or enter into financial instruments or other agreements that increase or decrease the Reporting Person's economic exposure with respect to their investment in the Issuer, which may or may not affect their beneficial ownership in securities of the Issuer. In addition, the Reporting Person may, at any time and from time to time, propose or consider one or more actions with respect to its investment in the Issuer as it deems appropriate, that relate to or could result in any or all of the matters described or referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may also engage in discussions with management, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, or take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5 of the Schedule 13D, as amended, is hereby amended and restated as follows:

As of the date of this Amendment No. 9, the Reporting Person beneficially owns 381,294,546 Ordinary Shares of the Issuer, representing 88.95% of the total outstanding Ordinary Shares.(1)

(1) The percentage ownership is based on 428,653,700 Ordinary Shares outstanding as of September 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 9, the Reporting Person beneficially owns 381,294,546 Ordinary Shares of the Issuer, representing 88.95%(1) of the total outstanding Ordinary Shares, as set forth below:

Sole power to vote or direct the vote of: 381,294,546
Shared power to vote or to direct the vote of: 0
Sole power to dispose of or to direct the disposition of: 381,294,546
Shared power to dispose of or to direct the disposition of: 0

(1) The percentage ownership is based on 428,653,700 Ordinary Shares outstanding as of September 8, 2026.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Amendment No. 9 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Person, other than as described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

The information set forth above in Item 3 of this Amendment No. 9 regarding the VR Purchase Agreement is incorporated by reference into this Item 6. The description of the VR Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the VR Purchase Agreement, a copy of which is filed as an exhibit to this Amendment No. 9 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D, as amended, is hereby supplemented as follows:

Exhibit 6 - Share Purchase Agreement, dated September 10, 2026, between VR Global Partners, L.P. and Joint Stock Company Kaspi.kz.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (09/10/2026)